June 25, 2019

Patrick Herguth
Chief Executive Officer
Telemynd, Inc.
26522 La Alameda, Suite 290
Mission Viejo, CA 92691

       Re: Telemynd, Inc.
           Registration Statement on Form 10-12G
           Filed June 20, 2019
           File No. 000-56069

Dear Mr. Herguth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    Greg Carney